SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                          For the month of August, 2004

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________






RYANAIR'S CUSTOMER SERVICE STATISTICS FOR JULY 2004.

Ryanair, Europe's No.1 low fares airline, today (6th August 2004) released its customer service statistics for July 2004. Ryanair is committed to publishing customer service statistics each month and these confirm that Ryanair is also No. 1 for Customer Service.

   -92% of all Ryanair's 15,959 flights during July arrived on time.

   -Ryanair is the No.1 on-time airline beating Easyjet every week in 2003 and 30 weeks into 2004.

   -Complaints registered at less than 1(0.38) complaint per 1000 passengers.

   -Mislaid baggage registered at less than 1(0.65) mislaid bag per 1000 passengers.

        CUSTOMER SERVICE STATISTICS JULY              2003       2004
On-time flights*                                      92.6%      92.0%
Complaints per 1 000 pax                              0.35       0.38
Baggage complaints per 1 000 pax                      0.55       0.65
Complaints answered with 7 days                       100%       100%
*Verified by the CAA 3 months in arrears

Ends:

For further information:

Paul Fitzsimmons - Ryanair     Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1228         Tel: 00 353 1 4980 300

Ryanair monthly statistics compared with the Association of European Airlines follows:

Ryanair Monthly Statistics - Compared with Association of European Airlines The recently published on time statistics by the Association of European Airlines for the month of June 04 again prove that Ryanair is the No.1 on-time major airline in Europe again.


Ryanair No. 1 on time major airline in Europe
Airline                                 Ranking           %
Ryanair                                    1            91.5
Alitalia                                   2            88.9
Air France                                 3            87.9
Lufthansa                                  4            85.6
SAS                                        5            85.5
Easyjet                                    6            81.2
Austrian                                   7            78.2
British Airways                            8            77.7
        % Flights arriving within 15 minutes of scheduled time

Major airlines for fewest lost bags*
Airline             Ranking         Baggage Lost Per 1000 Passengers
Ryanair                 1                          0.64
Alitalia                2                          11.7
SAS                     3                          13.5
Air France              4                          13.5
Austrian                5                          14.4
Lufthansa               6                          16.7
British Airways         7                          20.3
EasyJet                           Refuse to Publish
Major airline for fewest cancellations*

Airline                       Ranking             % flights completed
Ryanair                          1                         99.8%
Lufthansa                        2                         99.4%
Austrian                         3                         99.4%
Alitalia                         4                         99.4%
British Airways                  5                         99.0%
Air France                       6                         98.9%
SAS                              7                         98.0%
Easyjet                              Refuse to Publish
*Source: Ryanair monthly statistics compared to Association of European Airlines
- June 04


Punctuality statisticsverified by the CAA 3 months in arrears

Ryanair/Easyjet Punctuality Comparisons
           Week Ending            Ryanair          easyJet            Ryanair
                                                                     Position
      1       04-Jan                90%              73%                 1
      2       12-Jan                91%              80%                 1
      3       19-Jan                95%              84%                 1
      4       26-Jan                95%              89%                 1
      5       01-Feb                85%              64%                 1
      6       08-Feb                93%              81%                 1
      7       15-Feb                95%              84%                 1
      8       22-Feb                91%              84%                 1
      9       29-Feb                89%              69%                 1
     10       07-Mar                93%              80%                 1
     11       14-Mar                93%              80%                 1
     12       21-Mar                92%              82%                 1
     13       28-Mar                95%              88%                 1
     14       04-Apr                94%              87%                 1
     15       11-Apr                93%              88%                 1
     16       18-Apr                95%              85%                 1
     17       25-Apr                96%              92%                 1
     18       02-May                94%              85%                 1
     19       09-May                93%              81%                 1
     20       16-May                95%              84%                 1
     21       23-May                94%              87%                 1
     22      30 - May               94%              86%                 1
     23     06 - June               80%              79%                 1
     24     13 - June               91%              85%                 1
     25     20 - June               96%              86%                 1
     26     27 - June               93%              75%                 1
     27     04 - July               93%              77%                 1
     28      11- July               91%              74%                 1
     29     18 - July               94%              79%                 1
     30     25 - July               89%              78%                 1
                   Source:www.ryanair.com and Easyjet website



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  06 August, 2004

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director